UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Essex Rental Corp.

(Name of Issuer)

Common Stock, par value $0.001 per share

(Title of Class of Securities)

297187106

(CUSIP Number)

David M. Knott

Chief Executive Officer

Dorsett Management Corporation

485 Underhill Boulevard, Suite 205

Syosset, New York 11791

(516) 364-0303

With a copy to:

Howard A. Neuman, Esq.

Satterlee Stephens Burke & Burke LLP

230 Park Avenue

New York, NY 10169

(212) 818-9200

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 11, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 13d-7 (b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 297187106		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) David M. Knott

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,247,868 shares of Common Stock

	8	Shared Voting Power 81,800 shares of Common Stock

	9	Sole Dispositive Power 3,329,668 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,329,668 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.0%

14	Type of Reporting Person (See Instructions) IN

CUSIP No. 297187106		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Dorset Management Corporation 11-2873658

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New York

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 3,247,868 shares of Common Stock

	8	Shared Voting Power 81,800 shares of Common Stock

	9	Sole Dispositive Power 3,329,668 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 3,329,668 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 15.0%

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 297187106		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization New Jersey

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,406,021 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 1,406,021 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,406,021 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 6.4%

14	Type of Reporting Person (See Instructions) PN

CUSIP No. 297187106		13D

1	Name of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Knott Partners Offshore Master Fund, L.P.

2	Check the Appropriate Box if a Member of a Group.(See Instructions)
	(a)	☐
	(b)	☒

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization Cayman Islands

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 972,822 shares of Common Stock

	8	Shared Voting Power 0 shares of Common Stock

	9	Sole Dispositive Power 972,822 shares of Common Stock

	10	Shared Dispositive Power 0 shares of Common Stock

11	Aggregate Amount Beneficially Owned by Each Reporting Person 972,822 shares of Common Stock

12	Check Box if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 4.5%

14	Type of Reporting Person (See Instructions) PN

SCHEDULE 13D

Item 1.                    Security and Issuer.

This Item is being amended solely to add the following paragraphs at the end of this Item:

This statement is being filed pursuant to Rules 13d-1 and 13d-5 under the Securities Exchange Act of 1934, as amended, to confirm that, as of the most recent Schedule 13D filed by the Reporting Parties for Common Stock of the Company, all Reporting Parties have ceased to be the beneficial owners of more than twenty percent (20%) of any equity security of the Company.  So long as any such Reporting Party continues beneficially to own more than five percent (5%) of any such equity securities, and is not otherwise required to file a Schedule 13D, such Reporting Party shall file a statement containing the information required by Schedule 13G.

Item 2.                    Identity and Background.

Item 3.                    Source and Amount of Funds or Other Consideration.

Item 4.                    Purpose of Transaction.

Item 5.                    Interest in Securities of the Issuer.

(a)-(b)     David M. Knott and Dorset Management Corporation: See Rows 5 through 9 and 11 on pages 2-3.

Knott Partners, L.P.: See Rows 5 through 9 and 11 on page 4.

Knott Partners Offshore Master Fund, L.P.: See Rows 5 through 9 and 11 on page 5.

(c)           During the past 60 days, the Reporting Parties have had no transactions in the Common Stock, except for (a) the transaction previously referenced Item 1 of the Schedule 13D filed by the Reporting Parties on February 10, 2011; and (b) the sale of 500,000 of the Warrants in a private transaction on February 11, 2011.

(e)           As of February 11, 2011, Knott Partners Offshore Master Fund, L.P., ceased beneficially to own 5% of the Common Stock of the Company.

Item 6.                    Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 7.                    Material to be Filed as Exhibits.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

February 15, 2011
Date

/s/David M. Knott
David M. Knott

DORSET MANAGEMENT CORPORATION

By:	/s/ David M. Knott
David M. Knott, President

KNOTT PARTNERS, L.P.
KNOTT PARTNERS OFFSHORE MASTER FUND, L.P.

By: Knott Partners Management, LLC,
as General Partner

By:	/s/ David M. Knott
David M. Knott, as Managing Member